Exhibit 99.1

Press release 19 June 2013

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

Interxion Holding N.V. Announces Pricing and Increased Size of Private Offering of €325million of 6.00% Senior Secured Notes

Amsterdam, The Netherlands — 19 June 2013 - Interxion Holding N.V. (“Interxion”, “we”, “us”, or the “Company”) (NYSE:INXN) today announced that it has priced its private offering of €325 million aggregate principal amount of 6.00% Senior Secured Notes due 2020 (the “Notes”). This represents a €25 million increase in the previously announced size of the offering. The Notes will be guaranteed by certain subsidiaries of the Company. The Company expects to close the transaction on July 3, 2013, subject to customary closing conditions.

The Company expects to use the net proceeds of the offering, to purchase all of its Senior Secured Notes due 2017 which have been tendered in its previously announced tender offer and consent solicitation, which was launched on June 3, 2013, to redeem any Senior Secured Notes due 2017 which remain outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

The Notes and the guarantees thereof have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the Notes will be offered only to qualified institutional buyers and to persons outside the United States in reliance on Rule 144A and Regulation S under the Securities Act, respectively. Unless so registered, the Notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Prospective purchasers that are qualified institutional buyers are hereby notified that the seller of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Press release 19 June 2013

This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com